December 5, 2024

Fu-Feng Kuo
Chief Executive Officer
Jyong Biotech Ltd.
23F-3, No. 95, Section 1, Xintai 5th Road
Xizhi District, New Taipei City
Taiwan, 221

       Re: Jyong Biotech Ltd.
           Amendment No. 7 to Registration Statement on Form F-1
           Filed November 21, 2024
           File No. 333-277725
Dear Fu-Feng Kuo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

Amendment No. 7 to Registration Statement on Form F-1
Our Drug Candidates
MCS-2
Phase III Clinical Studies, page 127

1. We note your response to prior comment 5 on page 27 regarding the "possibly related" but not "definitely related" pancreatitis event observed in the MCS-2-US-c trial. Please also include this disclosure in this section, where applicable.
 December 5, 2024
Page 2
Legal Proceedings and Compliance
Taizhou Investment Dispute, page 145

2. In response to prior comment 6 you state that under PRC civil procedure, the parties at any time before and during the enforcement procedure and until such enforcement procedure it completed, may choose to enter into a settlement agreement. Please clarify if during the enforcement procedure the company is required to make payments towards the judgement. If so, please also state the amounts expected to be paid and whether there is a payment plan or similar agreement in place. Legal Matters, page 203

3. You state that "[c]ertain legal matters limited to the regulatory history of MCS-
       2 before the U.S. Food and Drug Administration (FDA) will be passed upon for us by
       Olsson Frank Weeda Terman Matz PC." Please clarify if "regulatory history"
       represents a specific date range or all the MCS-2 regulatory process to date. If there is a date range, please include the range. Further, please file a consent from Olsson
       Frank Weeda Terman Matz PC or otherwise state why you do not believe a consent is required. Please see Rule 436 of the Securities Act of 1933. Similarly identify the legal matters as to Taiwan law that will be passed upon by KPMG Law Firm and provide its consent or explain why you believe a consent is not required.
Exhibit 5.1 Legal Opinion, page II-3

4. Please note it is inappropriate to include assumptions in your legal opinion that are overly broad or assume any material facts underlying the issue or any readily ascertainable facts. While it is permissible to assume that resolutions that were passed will remain in full force and will not be rescinded or amended, it is not appropriate to assume that Resolutions were passed at duly convened, constituted and quorate meetings or by unanimous resolutions as such assumption is an ascertainable fact and is material to the underlying issue. Please revise Assumption 2.4 accordingly.
5. Similarly, with respect to Assumption 2.9, it is permissible to assume that the company has sufficient authorized but unissued Ordinary Shares at the time of issuance if you have provided a definitive opinion that it had sufficient authorized but unissued Ordinary Shares as of the date of the opinion. Please revise Assumption 2.9 accordingly.
6. Please revise the legal opinion to quantify the maximum number of shares Conyers
       Dill & Pearman have determined can be validly issued. Further, we note that Conyers
       Dill & Pearman, in giving consent to the filing of this opinion and states that they "do not hereby admit that are we are within the category of persons whose consent is required under Section 7 if the Securities Act[.]" It is inappropriate for counsel providing a legal opinion to deny that it is an expert within the meaning of Sections 7.
       Please amend accordingly. See CF Staff Legal Bulletin No. 19.

        Please contact Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-
551-3188 or Suzanne Hayes at 202-551-3675 with any other questions.
 December 5, 2024
Page 3



                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences
cc:   Ross Carmel, Esq.